Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Nine Months Ended September 30, 2022

HAMILTON, Bermuda, Nov. 2, 2022 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and nine months ended September 30, 2022.

Highlights and Recent Activity
  Reported a net profit of $61.0 million for the three months ended September 30, 2022, or $1.57 earnings per basic share and $1.52 earnings per diluted share, compared to a net loss of $12.8 million, or $0.37 loss per basic and diluted share, for the three months ended September 30, 2021. Adjusted for certain costs (see Adjusted earnings / (loss) in the Non-GAAP Measures section), we reported Adjusted earnings of $61.6 million, or $1.59 Adjusted earnings per basic share and $1.54 Adjusted earnings per diluted share, for the three months ended September 30, 2022, compared to an Adjusted loss of $12.8 million, or $0.37 Adjusted loss per basic and diluted share, for the three months ended September 30, 2021.
  Reported a net profit of $82.0 million for the nine months ended September 30, 2022 or $2.27 earnings per basic share and $2.22 earnings per diluted share, compared to a net loss of $29.5 million, or $0.88 loss per basic and diluted share, for the nine months ended September 30, 2021. Adjusted for certain costs (see Adjusted earnings / (loss) in the Non-GAAP Measures section), we reported Adjusted earnings of $89.6 million, or $2.48 Adjusted earnings per basic and $2.43 Adjusted earnings per diluted share for the nine months ended September 30, 2022, compared to an Adjusted loss of $29.0 million or $0.86 Adjusted loss per basic and diluted share, for the nine months ended September 30, 2021.
  MR Eco-Design tankers earned an average spot TCE rate of $47,026 per day for the three months ended September 30, 2022. Chemical tankers earned an average TCE rate of $31,536 per day for the three months ended September 30, 2022. Based on approximately 40% total revenue days currently fixed for the fourth quarter of 2022, the average spot TCE rate is approximately $45,000 per day for MR Eco-Design tankers; based on approximately 50% of revenue days fixed for the fourth quarter, the average TCE rate for chemical tankers is approximately $31,500 per day.
  Completed the refinancing of 19 vessels into our new sustainability-linked senior loan facilities, including five vessels previously financed under lease arrangements for which we exercised purchase options in October 2022. We expect this will substantially reduce our interest cost, provide for significant flexibility and it has extended maturities through to mid-2027. As a result of the refinancing, as of November 2, 2022, 20 of our 22 owned vessels are financed in senior loan facilities with two vessels remaining under finance lease arrangements.
  Ardmore is announcing today that Helen Tveitan de Jong has been appointed as Audit Committee Chair and that director Mats Berglund is joining the Audit Committee, as replacement for Brian Dunne, who has chosen to step down from the Board for personal reasons.
  As announced separately today, commencing with Ardmore's performance for the quarter ending December 31, 2022, Ardmore intends to pay a quarterly cash dividend. The declaration and payment of dividends is subject to the discretion of our Board of Directors.
  As previously announced, effective September 28, 2022, Bart Kelleher became our new Chief Financial Officer.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"We are pleased to report record earnings for the third quarter of 2022, with adjusted earnings of $61.6 million or $1.59 earnings per share, driven primarily by MR spot TCE performance for our Eco-Design tankers of approximately $47,000 per day. This performance has continued into the fourth quarter, with 40% of Ardmore's MR Eco-Design ship-days for the fourth quarter already booked at $45,000 per day, establishing a solid foundation in advance of what we expect will be a strengthening winter period.

The product tanker market overall is being underpinned by very supportive supply / demand fundamentals, on top of which is the re-ordering of global refined product trades resulting from the Russia-Ukraine conflict, and exacerbated by very low refined product inventories. The next phase of this global re-ordering is expected to take place with the EU ban on Russian refined products from February 5, 2023, which should begin to have an impact in the fourth quarter. As a consequence of the ban, industry analysts are estimating a potential rise in tonne-mile demand of up to 7% to 8%, which would have a profound impact on our markets.

As a result of the improving markets and our continued profitable operating performance, we have significantly reduced our financial leverage, have refinanced the majority of our debt on improved terms in sustainability-linked facilities, prepaying 12 higher-cost capital leases in the process, and thus Ardmore's strong balance sheet is able to support our further strategic goals. Accordingly, in line with our Capital Allocation Policy, we are initiating a quarterly cash dividend comprising one-third of adjusted income (as defined for dividend determinations), commencing with our performance for the fourth quarter of this year.

After several tough years in which we have worked hard to preserve liquidity, control costs, and maintain and even increase earnings upside for shareholders, we are very pleased to now deliver significant value through our operating results, a return of capital in the form of dividends, and strong total returns from a rising share price reflecting current and anticipated future performance."

Summary of Recent and Third Quarter 2022 Events
Fleet

Fleet Operations and Employment

As at September 30, 2022, the Company had 27 vessels in operation (including five chartered-in vessels), including 21 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product/chemical tankers ranging from 25,000 Dwt to 37,800 Dwt. The Company has also been commercially managing three of Carl Büttner's 24,000 Dwt chemical tankers since March 1, 2021.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the third quarter of 2022, the Company had 21 MR tankers trading in the spot market or on time charters. The MR tankers earned an average TCE rate of $42,835 per day in the third quarter of 2022. In the third quarter of 2022, the Company's 15 MR Eco-Design tankers earned an average TCE rate of $44,897 and the Company's six MR Eco-Mod tankers earned an average TCE rate of $37,607 per day.

In the fourth quarter of 2022, the Company expects to have approximately 4% of all revenue days for its MR Eco-Design tankers on time charter. The remaining 96% of revenue days for its MR Eco-Design and all of its MR Eco-Mod tankers are expected to be employed in the spot market. As of November 2, 2022, the Company had fixed approximately 40% of its total MR revenue days for the fourth quarter of 2022 at an average TCE rate of approximately $43,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the third quarter of 2022, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the third quarter of 2022, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $31,536 per day.

In the fourth quarter of 2022, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of November 2, 2022, the Company had fixed approximately 50% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the fourth quarter of 2022 at an average TCE rate of approximately $31,500 per day.

Drydocking

The Company had no drydock or repositioning days in the third quarter of 2022. The Company expects to have approximately 30 drydock days in the fourth quarter of 2022.

Capital Allocation Policy

As announced separately today, commencing with the Company's performance for the quarter ending December 31, 2022, the Company intends to pay a quarterly cash dividend. The declaration and payment of dividends is subject to the discretion of the Company's Board of Directors.

Financing

The Company completed the refinancing of 19 vessels into its new sustainability-linked senior loan facilities, including five vessels previously financed under lease arrangements for which the Company exercised purchase options in October 2022. The Company expects this will substantially reduce its interest cost, provide for significant flexibility and it has extended maturities through to mid-2027. As a result of the refinancing, as of November 2, 2022, 20 of the Company's 22 owned vessels are now financed in senior loan facilities with two vessels remaining under finance lease arrangements.

The Company issued 2.0 million shares of its common stock, raising $18.7 million in net proceeds under our "at-the-market" offering from July 29, 2022 to September 12, 2022, the proceeds of which were used for general corporate purposes including debt reduction.

Audit Committee Changes

The Company is announcing today that director Helen Tveitan de Jong has been appointed as Audit Committee Chair, being joined by new Audit Committee member, director Mats Berglund, and standing member Curtis Mc Williams. Helen has extensive financial and accounting experience over her 30-year career in shipping, has been a member of the Audit Committee since September 2018, and is replacing Brian Dunne, who has chosen to step down from the Board for personal reasons. The Company has benefited greatly from Brian's skills and expertise and the Board expresses its sincere thanks to him for his many years of exemplary service and collegiality on the Board and as the Audit Committee Chair.

Vessel Sale and Time-Charter Back

On July 14, and July 29, 2022, the Company completed the previously announced sales of the Ardmore Sealifter and Ardmore Sealancer to Leonhardt & Blumberg, respectively. Both vessels were subsequently time-chartered back by the Company for a period of 24 months at attractive hire rates, plus one-year extension options.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As Ardmore's business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports could adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact.

Conflict in Ukraine

Russia's invasion of Ukraine in February 2022 has disrupted supply chains and caused instability and significant volatility in the global economy.

Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms.

As a result of Russia's invasion of Ukraine, the United States, several European Union nations, the United Kingdom and other countries have announced unprecedented sanctions and other measures against Russia, Belarus and certain Russian and Belarussian entities and nationals.

The sanctions announced by the U.S. and other countries against Russia and, in some instances, Belarus include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S. has also banned the import of certain Russian energy products into the U.S., including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. The U.S., EU nations and other countries could impose wider sanctions and take other actions. While it is difficult to anticipate the impact the sanctions announced to date may have on our business and us, these and any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, could lead to increased volatility in global oil demand which could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

Results for the Three Months Ended September 30, 2022 and 2021

The Company reported a net profit of $61.0 million for the three months ended September 30, 2022, or $1.57 earnings per basic share and $1.52 earnings per diluted share, as compared to a net loss of $12.8 million, or $0.37 loss per basic and diluted share for the three months ended September 30, 2021.

Results for the Nine Months Ended September 30, 2022 and 2021

The Company reported a net profit of $82.0 million for the nine months ended September 30, 2022, or $2.27 earnings per basic share and $2.22 earnings per diluted share, as compared to a net loss of $29.5 million, or $0.88 loss per basic and diluted share, for the nine months ended September 30, 2021.

Management's Discussion and Analysis of Financial Results for the three months ended September 30, 2022 and 2021

Revenue. Revenue for the three months ended September 30, 2022 was $142.4 million, an increase of $95.2 million from $47.2 million for the three months ended September 30, 2021.

The Company's average number of operating vessels was 27.0 for the three months ended September 30, 2022, consistent with 27.0 for the three months ended September 30, 2021.

The Company had one product tanker employed under time charter as at September 30, 2022, as compared to four as at September 30, 2021. Revenue days derived from time charters were 92 for the three months ended September 30, 2022, as compared to 362 for the three months ended September 30, 2021. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $3.6 million.

The Company had 2,374 spot revenue days for the three months ended September 30, 2022, as compared to 2,024 for the three months ended September 30, 2021. The Company had 26 and 23 vessels employed directly in the spot market as of September 30, 2022 and 2021, respectively. The increase in spot revenue days resulted in an increase in revenue of $7.3 million, while changes in spot rates resulted in an increase in revenue of $91.4 million for the three months ended September 30, 2022, as compared to the three months ended September 30, 2021. Although the Company managed three third-party chemical tankers employed under spot trading both at September 30, 2022, and September 30, 2021, management revenue increased by $0.1 million due to spot rate increases.

Voyage Expenses. Voyage expenses were $46.0 million for the three months ended September 30, 2022, an increase of $22.9 million from $23.1 million for the three months ended September 30, 2021. An increase in bunker prices resulted in an increase of $18.9 million and an increase in spot revenue days resulted in an increase in port and agency expenses plus commission costs, of $4.0 million for the three months ended September 30, 2022 compared with the three months ended September 30, 2021.

TCE Rate. The average TCE rate for the Company's fleet was $40,308 per day for the three months ended September 30, 2022, an increase of $29,989 per day from $10,319 per day for the three months ended September 30, 2021. The increase in average TCE rate was primarily the result of higher spot rates for the three months ended September 30, 2022, as compared to the three months ended September 30, 2021, which was partially offset by an increase in bunker prices. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $13.3 million for the three months ended September 30, 2022, a decrease of $2.2 million from $15.5 million for the three months ended September 30, 2021. This decrease is primarily attributable to the completion of the sales of the Ardmore Sealeader, Ardmore Sealifter and Ardmore Sealancer earlier in 2022. In addition, the decrease can also be attributable to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $4.5 million for the three months ended September 30, 2022, an increase of $2.2 million from $2.3 million for the three months ended September 30, 2021. This increase is the result of the Company having five vessels chartered-in as at September 30, 2022, compared to two vessel chartered-in as at September 30, 2021. Total charter hire expenses in the third quarter of 2022 is comprised of an operating expense component of $2.3 million and a vessel lease expense component of $2.2 million.

Depreciation. Depreciation expense for the three months ended September 30, 2022 was $7.3 million, a decrease of $0.7 million from $8.0 million for the three months ended September 30, 2021. This decrease is a result of the sale of one vessel in June 2022, and two additional vessels in July 2022. All three vessels were classified as held for sale up to their respective disposal dates. We ceased depreciating these three vessels, when they were classified as held for sale, during the first quarter of 2022.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2022 was $1.0 million, a decrease of $0.1 million from $1.1 million for the three months ended September 30, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2022 were $5.8 million, an increase of $1.5 million from $4.3 million for the three months ended September 30, 2021. The increase in costs was primarily due to one-off costs during the three months ended September 30, 2022, that aren't expected to reoccur, compared to the three months ended September 30, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2022 were $0.9 million, an increase of $0.1 million from $0.8 million for the three months ended September 30, 2021. The increase in costs was primarily due to an increase in travel-related costs during the three months ended September 30, 2022, compared to the three months ended September 30, 2021.

Unrealized Gain / (Loss) on Derivatives: Unrealized gain on derivatives was $3.4 million for the three months ended September 30, 2022, an increase of $3.4 million from an unrealized gain of $nil for the three months ended September 30, 2021. The increase is primarily due to the accelerated reclassification of $2.1 million from other comprehensive income into earnings. This reclassification was triggered by the Company refinancing debt agreements and paying down its revolving credit facility, which resulted in forecasted transactions for which related interest rate swaps were designated to hedge being no longer probable to occur. The unrealized gain on derivatives was also impacted by the increase in the value of the interest rate swaps that have not been designated as hedging instruments because of rising interest rates during the nine months ended September 30, 2022, which was recognized directly into earnings.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended September 30, 2022 were $5.2 million, an increase of $0.8 million from $4.4 million for the three months ended September 30, 2021. This is due to the costs incurred upon the early termination of our finance leases. Amortization of deferred finance fees for the three months ended September 30, 2022 was $1.0 million, an increase of $0.6 million from $0.4 million for the three months ended September 30, 2021 as a result of deferred finance fees of $0.6 million being written off following the prepayment of the debt related to the exercises of the purchase options.

Liquidity

As at September 30, 2022, the Company had $191.2 million in liquidity available, with cash and cash equivalents of $50.6 million (December 31, 2021: $55.4 million) and amounts available and undrawn under its revolving credit facilities of $140.6 million (December 31, 2021: $11.6 million). The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	September 30, 2022	December 31, 2021
Cash and cash equivalents	$50,622	$55,449

Finance leases (net of sellers' credit)	127,979	223,575
Senior Debt	98,887	114,467
Revolving Credit Facilities	3,984	30,634
Total debt	230,850	368,676

Total net debt	$180,228	$313,227
Conference Call

The Company plans to have a conference call on November 2, 2022 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2022. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 9, 2022 at 877-344-7529 or 412-317-0088. Enter the passcode 7977872 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the ETP and completed its first projects under the plan in June 2021.

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

	As at
In thousands of U.S. Dollars, except as indicated	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	50,622	55,449
Receivables, net of allowance for bad debts of $1.7 million (2021: $0.8 million)	65,474	20,304
Prepaid expenses and other assets	4,321	3,511
Advances and deposits	2,463	3,551
Inventories	19,178	11,095
Current portion of derivative assets	6,577	307
Total current assets	148,635	94,217

Non-current assets
Investments and other assets, net	11,444	11,082
Vessels and vessel equipment, net	538,324	603,227
Deferred drydock expenditures, net	4,093	8,879
Advances for ballast water treatment systems	2,508	2,033
Amount receivable in respect of finance leases	—	2,880
Deferred finance fees, net	2,796	—
Non-current portion of derivative assets	—	982
Operating lease, right-of-use asset	12,302	1,232
Total non-current assets	571,467	630,315

TOTAL ASSETS	720,102	724,532

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	7,140	8,578
Accrued expenses and other liabilities	14,007	10,742
Deferred revenue	707	2,070
Accrued interest on debt and finance leases	1,133	651
Current portion of long-term debt	12,667	15,103
Current portion of finance lease obligations	83,853	21,084
Current portion of operating lease obligations	6,331	273
Total current liabilities	125,838	58,501

Non-current liabilities
Non-current portion of long-term debt	90,204	129,998
Non-current portion of finance lease obligations	44,126	205,371
Non-current portion of operating lease obligations	5,663	722
Other non-current liabilities	943	943
Total non-current liabilities	140,936	337,034

TOTAL LIABILITIES	266,774	395,535

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	425	364
Additional paid in capital	467,372	426,102
Accumulated other comprehensive income	2,069	1,044
Treasury stock	(15,636)	(15,636)
Accumulated deficit	(37,945)	(119,920)
Total stockholders' equity	416,285	291,954

Total redeemable preferred stock and stockholders' equity	453,328	328,997

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	720,102	724,532

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars except per share and share data	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue, net	142,417	47,200	312,910	140,025

Voyage expenses	(45,970)	(23,101)	(114,223)	(63,986)
Vessel operating expenses	(13,316)	(15,453)	(45,846)	(45,033)
Time charter-in
Operating expense component	(2,320)	(1,188)	(4,664)	(2,523)
Vessel lease expense component	(2,135)	(1,093)	(4,291)	(2,322)
Depreciation	(7,253)	(7,978)	(22,025)	(23,694)
Amortization of deferred drydock expenditures	(1,006)	(1,134)	(3,162)	(3,884)
General and administrative expenses
Corporate	(5,830)	(4,294)	(14,588)	(12,730)
Commercial and chartering	(919)	(750)	(2,863)	(2,197)
Unrealized gains / (losses) on derivatives	3,364	(25)	4,264	55
Interest expense and finance costs	(5,159)	(4,383)	(14,190)	(12,471)
Interest income	191	9	221	39
Loss on vessels sold	—	—	(6,917)	—

Income / (loss) before taxes	62,064	(12,190)	84,626	(28,721)

Income tax	(27)	(45)	(72)	(136)
Loss from equity method investments	(205)	(59)	(36)	(59)

Net Income / (Loss)	61,832	(12,294)	84,518	(28,916)

Preferred dividend	(857)	(536)	(2,543)	(617)

Net Income / (Loss) attributable to common stockholders	60,975	(12,830)	81,975	(29,533)

Earnings / (Loss) per share, basic	1.57	(0.37)	2.27	(0.88)
Earnings / (Loss) per share, diluted	1.52	(0.37)	2.22	(0.88)

Adjusted earnings / (loss) (1)	61,585	(12,830)	89,581	(28,964)
Adjusted earnings / (loss) per share, basic	1.59	(0.37)	2.48	(0.86)
Adjusted earnings / (loss) per share, diluted	1.54	(0.37)	2.43	(0.86)

Weighted average number of shares outstanding, basic	38,766,186	34,363,884	36,104,796	33,720,853
Weighted average number of shares outstanding, diluted	40,115,511	34,363,884	36,930,518	33,720,853

____________________
(1)	Adjusted earnings / (loss) is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section.

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2022	September 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES

Net income / (loss)	84,518	(28,916)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation	22,025	23,694
Amortization of deferred drydock expenditures	3,162	3,884
Share-based compensation	2,354	1,823
Loss on vessels sold	6,917	—
Amortization of deferred finance fees	1,815	1,798
Unrealized (gains) on derivatives	(4,264)	(55)
Foreign exchange	(73)	(60)
Loss from equity method investments	36	59
Deferred drydock payments	(1,231)	(4,948)
Changes in operating assets and liabilities:
Receivables	(45,187)	(715)
Prepaid expenses and other assets	(810)	522
Advances and deposits	1,088	(1,262)
Inventories	(8,083)	6
Accounts payable	(1,144)	(150)
Accrued expenses and other liabilities	3,224	813
Deferred revenue	(1,363)	1,364
Accrued interest	482	(104)
Net cash provided by / (used in) operating activities	63,466	(2,247)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	39,912	9,895
Payments for acquisition of vessels and vessel equipment	(1,149)	(1,986)
Advances for ballast water treatment systems	(645)	(158)
Payments for other non-current assets	(96)	(80)
Payments for equity investments	(363)	(5,171)
Net cash provided by investing activities	37,659	2,500

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	(84,724)	—
Proceeds from long-term debt	96,019	—
Repayments of long-term debt	(138,093)	(60,255)
Proceeds from finance leases	—	49,000
Repayments of finance leases	(12,298)	(14,691)
Payments for deferred finance fees	(3,405)	(980)
Issuance of common stock, net	38,977	—
Issuance of preferred stock, net	—	23,041
Payment of preferred dividend	(2,428)	(256)
Net cash (used in) financing activities	(105,952)	(4,141)

Net (decrease) in cash and cash equivalents	(4,827)	(3,888)

Cash and cash equivalents at the beginning of the year	55,449	58,365

Cash and cash equivalents at the end of the period	50,622	54,477

Ardmore Shipping Corporation
Unaudited Other Operating Data

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	71,722	1,262	126,399	11,175
Adjusted EBITDAR (1)	73,857	N/A	130,690	N/A

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	47,026	10,281	32,342	10,900

Fleet TCE per day (2)	40,308	10,319	27,895	11,153

Fleet operating expenses per day (3)	6,009	5,912	6,334	5,909
Technical management fees per day (4)	375	461	458	461
	6,384	6,373	6,792	6,370

MR Eco-Design Tankers
TCE per day (2)	44,897	11,051	30,589	11,462
Vessel operating expenses per day (5)	6,434	6,430	6,776	6,408

MR Eco-Mod Tankers
TCE per day (2)	37,607	10,422	27,203	10,547
Vessel operating expenses per day (5)	5,558	6,233	6,578	6,357

Prod/Chem Eco-Design Tankers (25k - 38k Dwt)
TCE per day (2)	31,536	8,400	21,894	10,822
Vessel operating expenses per day (5)	6,634	6,325	6,939	6,285

FLEET
Average number of operating vessels	27.0	27.0	27.0	26.4
____________________
(1)

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled "Non-GAAP Measures."

(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation
Fleet Details at September 30, 2022
(Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Owned Vessel	IMO	Built	Country	DWT	Specification	September 30, 2022	Value (2)
Seavaliant	IMO2/3	Feb-13	S. Korea	49,998	Eco-Design	$45.50	$29.28
Seaventure	IMO2/3	Jun-13	S. Korea	49,998	Eco-Design	$45.50	$29.74
Seavantage	IMO2/3	Jan-14	S. Korea	49,997	Eco-Design	$45.50	$30.78
Seavanguard	IMO2/3	Feb-14	S. Korea	49,998	Eco-Design	$45.50	$30.90
Sealion	IMO2/3	May-15	S. Korea	49,999	Eco-Design	$45.50	$33.07
Seafox	IMO2/3	Jun-15	S. Korea	49,999	Eco-Design	$45.50	$33.21
Seawolf	IMO2/3	Aug-15	S. Korea	49,999	Eco-Design	$45.50	$33.43
Seahawk	IMO2/3	Nov-15	S. Korea	49,999	Eco-Design	$45.50	$33.80
Endeavour	IMO2/3	Jul-13	S. Korea	49,997	Eco-Design	$45.50	$29.94
Enterprise	IMO2/3	Sep-13	S. Korea	49,453	Eco-Design	$45.50	$30.21
Endurance	IMO2/3	Dec-13	S. Korea	49,466	Eco-Design	$45.50	$30.61
Encounter	IMO2/3	Jan-14	S. Korea	49,478	Eco-Design	$45.50	$30.69
Explorer	IMO2/3	Jan-14	S. Korea	49,494	Eco-Design	$45.50	$30.81
Exporter	IMO2/3	Feb-14	S. Korea	49,466	Eco-Design	$45.50	$30.94
Engineer	IMO2/3	Mar-14	S. Korea	49,420	Eco-Design	$45.50	$31.06
Seafarer	IMO3	Jun-10	Japan	49,999	Eco-Mod	$45.50	$24.46
Dauntless	IMO2	Feb-15	S. Korea	37,764	Eco-Design	$39.50	$28.27
Defender	IMO2	Feb-15	S. Korea	37,791	Eco-Design	$39.50	$28.31
Cherokee	IMO2	Jan-15	Japan	25,215	Eco-Design	$34.50	$24.42
Cheyenne	IMO2	Mar-15	Japan	25,217	Eco-Design	$34.50	$24.71
Chinook	IMO2	Jul-15	Japan	25,217	Eco-Design	$34.50	$25.10
Chippewa	IMO2	Nov-15	Japan	25,217	Eco-Design	$34.50	$25.49

							$649.22

				Cash / Debt / Work. Cap / Other Assets			$(114.77)
				Total Asset Value (Assets) (3)			$534.46
				DRV / Share (3)(4)			$13.18

				Ardmore Commercial Management (5)			$35.82
				Total Asset Value (Assets & Commercial Management) (3)			$570.28
				DRV / Share (3)(4)			$14.06

				Investment in Element 1 Corp. / e1 Marine (6)			$10.84
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$581.12
				DRV / Share (3)(4)(6)			$14.33
____________________
1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at September 30, 2022.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne, which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.	DRV and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.
4.	DRV / Share calculated using 40,548,522 shares outstanding as at September 30, 2022.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investments in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which the Company owns 33%) is at cost.
CO2 Emissions Reporting (1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

	Three Months Ended		Twelve months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Number of Vessels in Operation (at period end)	27	27	27	27
Fleet Average Age	9.4	8.3	9.4	8.3

CO2 Emissions Generated in Metric Tonnes	106,301	103,379	414,410	401,701
Distance Travelled (Miles)	387,727	395,221	1,540,654	1,512,609
Fuel Consumed in Metric Tonnes	33,674	32,684	131,174	126,754

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	779	1,064	3,757	4,233
% of Total Fuel Consumed	2.31%	3.25%	2.74%	3.34%

Annual Efficiency Ratio (AER) for the period (2)
Fleet	6.12g / tm	5.84g / tm	6.00g / tm	5.92g / tm
MR Eco-Design	5.70g / tm	5.47g / tm	5.74g / tm	5.67g / tm
MR Eco-Mod	6.43g / tm	6.15g / tm	5.95g / tm	6.11g / tm
Chemical	7.77g / tm	7.17g / tm	7.49g / tm	7.14g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	7.41g / tm	6.79g / tm	6.70g / tm	6.43g / tm

Energy Efficiency Operational Indicator (EEOI) for the period
Fleet	12.98g / ctm	12.07g / ctm	12.17g / ctm	12.75g / ctm
MR Eco-Design	12.51g / ctm	11.55g / ctm	11.65g / ctm	12.87g / ctm
MR Eco-Mod	14.63g / ctm	13.11g / ctm	12.69g / ctm	12.63g / ctm
Chemical	12.92g / ctm	13.00g / ctm	13.26g / ctm	12.55g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	12.32g / ctm	12.29g / ctm	13.03g / ctm	11.31g / ctm

Wind Strength (% greater than 4 on BF)	47.30%	45.90%	46.91%	47.81%
% Idle Time	2.10%	5.07%	3.01%	5.79%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping/s carbon emissions for the trailing 12-month period have increased 3.1% to 414,410 metric tonnes of CO2, in comparison to the same 12-month period in 2021, primarily as a result of increased distance and other operational matters including vessel speed, and cargo heating requirements. Conversely the fleet EEOI for the period showed a decrease of 4.6% to 12.17 g / ctm, from 12.75 g / ctm, while the AER increased marginally by 1.4% to 6.00 g / tm, from 5.92 g / tm. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

____________________

[1]Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2]Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage "DWT". AER is reported in unit grams of CO2per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

[3]The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

[4]Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

[5] Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed
Non-GAAP Measures
EBITDA + vessel lease expense component (i.e. EBITDAR)

EBITDAR is defined as EBITDA (i.e. earnings before interest, unrealized gains (losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended September 30, 2022, we recognized total charterhire expense of $4.5 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.2 million in respect of the right to use the leased assets (i.e. vessel lease expense component), and (ii) $2.3 million in respect of the costs of operating the vessels (i.e. operating expense component). Under US GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA. The treatment of operating lease expenses differs under US GAAP as compared to international financial reporting standards (IFRS). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we, therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA and Adjusted earnings / (loss)

EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings / (loss) excludes certain items from net income / (loss) attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees because they are considered to be not representative of the Company's operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended	Nine Months Ended
	September 30, 2022	September 30, 2022
In thousands of U.S. Dollars
Net Income	61,832	84,519
Interest income	(191)	(221)
Interest expense and finance costs	5,159	14,190
Income tax	27	71
Unrealized gains on interest rate derivatives	(3,364)	(4,264)
Depreciation	7,253	22,025
Amortization of deferred drydock expenditures	1,006	3,162
EBITDA	71,722	119,482
Loss on vessels sold	—	6,917
ADJUSTED EBITDA	71,722	126,399
Plus: Vessel lease expense component	2,135	4,291
ADJUSTED EBITDAR	73,857	130,690

Reconciliation of net income / (loss) attributable to common stockholders to Adjusted earnings / (loss)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
In thousands of U.S. Dollars except per share data
Net income / (loss) attributable to common stockholders	60,975	(12,830)	81,976	(29,533)
Loss on vessels sold	—	—	6,917	—
Write-off of deferred finance fees	610	—	688	569
Adjusted earnings / (loss)	61,585	(12,830)	89,581	(28,964)

Adjusted earnings / (loss) per share, basic	1.59	(0.37)	2.48	(0.86)
Adjusted earnings / (loss) per share, diluted	1.54	(0.37)	2.43	(0.86)

Weighted average number of shares outstanding, basic	38,766,186	34,363,884	36,104,796	33,720,853
Weighted average number of shares outstanding, diluted	40,115,511	34,363,884	36,930,518	33,720,853

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the effect of the COVID-19 pandemic and Russia's invasion of the Ukraine (including from related sanctions and import bans) on the tanker market and the Company's business, financial condition and the results of operation; expected employment of the Company's vessels during the fourth quarter of 2022; expected drydocking days in the fourth quarter of 2022; the Company's ability to pursue and implement strategic objectives and deliver additional shareholder value due to the strength of the Company's balance sheet, operating performance and results; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; the timing and payment of quarterly dividends by the Company; and the anticipated benefits of refinancings under the Company's loan facilities. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the COVID-19 pandemic and Russia's invasion of the Ukraine (including the related EU ban on Russian refined products) on, among others, oil demand, the Company's business, financial condition and results of operation, including its liquidity; fluctuations in oil prices or demand; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the fourth quarter of 2022 in the spot market; vessel breakdowns and instances of off-hire; the Company's operating results and capital requirements and the declaration of any future dividends by the Company's board of directors; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20-F for the year ended December 31, 2021, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com